SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  Report of Foreign Private Issuer Pursuant to
                Rule 13a-16 or 15d-16 OF the Securities Exchange
                                   Act of 1934

                            For the month of June 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                   Av. Ayrton Senna da Silva, 1633 - 2nd Floor 54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      (Check One) Form 20-F  X Form 40-F
                                            ---          ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))


                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              (Check One) Yes     No  X
                                              ---    ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

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

Contacts:

Walmir Urbano Kesseli                                         Polyana Maciel
Chief Financial Officer and Director of Investor Relations    Investor Relations
Leonardo Wanderley                                            (41) 3302.2593
Investor Relations                                            polyana.maciel@timnordeste.com.br
(81) 3302.2594
leonardo.wanderley@timnordeste.com.br


Website:

http://timnordeste.infoinvest.com.br/


           TELE CELULAR SUL AND TELE NORDESTE CELULAR ANNOUNCE MERGER

Merger enhances liquidity of the stock and creates one of the three largest wireless companies listed in the Bovespa Stock Exchange, in terms of market capitalization.

Curitiba (PR) and Jaboatao dos Guararapes (PE), May 31, 2004 - Tele Celular Sul Participacoes S.A. (TSU) and Tele Nordeste Celular Participacoes (TND), both controlled by TIM Brasil Servicos e Participacoes, have issued a Material Fact Notice informing that their Boards of Directors approved today the execution of an Agreement and Justification for Merger under which TND will be merged into TSU.

The new holding company will be one of the three largest wireless companies listed on the Brazilian stock exchange in terms of market value, and it will hold controlling stakes in wireless operators TIM Sul S.A. and TIM Nordeste Telecomunicacoes S.A. (TIM Nordeste) TIM Nordeste operates in the states of Alagoas, Pernambuco, Paraiba, Rio Grande do Norte, Ceara and Piaui. TIM Sul operates in the states of Parana, Santa Catarina and in the region of Pelotas
(RS).

The merger aims at integrating the operations of both companies, which are both controlled by TIM Brasil, and at taking advantage of benefits resulting from operating and administrative synergies. The merger will also enhance liquidity of the stock, making the company more attractive to institutional investors and benefiting shareholders in general.

The merger shall respect the rights of minority shareholders, who will exchange their TND shares for the shares of the incorporating entity TSU, in accordance with the exchange ratio set out in the Material Fact Notice. The shares of TSU and TND are traded in the Sao Paulo Stock Exchange and both companies have ADRs (American Depositary Receipts) traded in the New York Stock Exchange.

The merger was reported to the CVM (Brazilian Securities Commission) and to the Securities and Exchange Commission (SEC). The merger shall be filed with the SEC within the next few days. TND and TSU shareholders shall expect the publication of a new Material Fact Notice stating further details of the merger once SEC approval is granted, and shall also expect Extraordinary Shareholders' Meetings of TND and TSU to be convened, at which point the details of the merger will be discussed.

TIM has engaged Goldman, Sachs & Co. to provide advisory on the structuring of the merger. Bank ABN AMRO was engaged by TSU as the independent appraiser to provide economic valuations of TSU and TND.

                    xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

                                  MATERIAL FACT


TELE CELULAR SUL PARTICIPACOES S.A.
CNPJ/MF no 02.558.115/0001-21
NIRE no 4130001760-3
Companhia Aberta

TELE NORDESTE CELULAR PARTICIPACOES S.A.
CNPJ/MF no 02.558.156/0001-18
NIRE no 2630001109-3
Companhia Aberta


TELE NORDESTE CELULAR PARTICIPACOES S.A. ("TND") and TELE CELULAR SUL PARTICIPACOES S.A. ("TSU"), both controlled by TIM BRASIL SERVICOS E PARTICIPACOES S.A., hereby, pursuant to the provisions in Law no 6404/76, art. 157,ss.4, and CVM Instruction no 358/02, as amended by CVM Instruction no 369/02, inform their shareholders, the market in general and any other interested parties, of the following Material Fact:

1. On May 31, 2004, the Boards of Directors of TND and TSU authorized the execution of an Agreement and Justification of Merger, under which TND will be merged into TSU. As a consequence thereof and after the fulfillment of all conditions herein mentioned, (i) TND shall cease to exist and its shareholders shall receive shares of TSU and (ii) TIM Nordeste Telecomunicacoes S.A., which is currently controlled by TND, shall then be controlled by TSU, jointly with the other currently controlled company of TSU, TIM Sul S.A. The purpose of the above mentioned merger basically is to reduce the administrative costs required to maintain the two companies' separate corporate structures, and to concentrate the liquidity of the shares issued by TND and TSU.

2. Since the merger of TND into TSU must be previously registered with the United States' securities regulatory authority, the Securities and Exchange Commission ("SEC"), the Board of Directors of TSU has also authorized the application for that registration, which will be communicated to SEC within the next few days.

3. Banco ABN-AMRO Real S.A., a financial institution with head office at Av. Paulista no 1374, 16th floor, Centro, Sao Paulo, State of Sao Paulo, registered with CNPJ/MF Corporate Taxpayer Roll under no 33.066.408/0001-15, has already prepared, at the request of TSU and TND, an economic appraisal report of TND and TSU, based on the discounted cash flow criterion as of March 31, 2004.

4. Based on the aforementioned appraisal report the management of TSU and TND agreed upon the exchange ratios of TND shares for TSU shares and of TND American Depositary Shares ("ADS's") for TSU ADSs, presented below which falls within the value range defined in the appraisal by Banco ABN AMRO Real S.A.:

--------------------------------------------------------------------------------
     SHARES.ADSs HELD BY                        TYPE AND NUMBER
 SHAREHOLDER/ADS HOLDER OF               OF SHARES/ADSs ISSUED BY TSU
    MERGED  COMPANT (TND)              TO BE RECEIVED (PER SHARE/ADS OF TND)
--------------------------------------------------------------------------------
1 (one) COMMON share of TND                    0.9261 COMMON SHARES
--------------------------------------------------------------------------------
1 (one) PREFERRED SHARE of TND                 0.9261 PREFERRED SHARES
--------------------------------------------------------------------------------
       1 (one) ADS of TND                          1.8522 ADSs(1)
--------------------------------------------------------------------------------

--------

1 The exchange ratios for the TND preferred shares and ADSs are different because the ADS exchange ratio takes into account the difference in the ratio of ADSs to preferred shares under TND's ADS program, where each ADS represents 20,000 preferred shares, and TSU's ADS program, where each ADS represents 10,000 preferred shares.


It is relevant to point out that the equity and political rights of common shares issued by TSU are the same as those of the common shares of TND. Similarly, the equity and political rights of preferred shares of TSU are the same as those of the preferred shares of TND.

5. The exchange ratios provided for in item 4 herein may be modified by TSU and TND, should any material event occur which has a relevant impact on the economic, financial and/or operational conditions of TSU and/or TND.

6. All other appraisals required to implement the merger (appraisal based on the net book value and book value adjusted to market prices) will be executed in the month of July 2004 by ACAL Consultoria e Auditoria S.S., and based on the results thereof on the basis date of June 30, 2004, other material terms for the merger will be established, such as, for instance, the value of the TSU capital increase resulting from the merger of TND and the value of TND's common shareholders' right to withdraw. The persons acquiring common shares of TND after the publication date of this Material Fact notice shall not be entitled to the right of withdrawal, as provided for under art. 137, ss.1, of Law no. 6404/76.

7. The preferred shareholders of TND will have no right to withdraw, since (i) the preferred shares of TND are part of the IBOVESPA index and (ii) over 50% (fifty percent) of the preferred shares of TND are floating, that is to say, they are not held by the controlling shareholder or persons related thereto, in compliance with liquidity and dispersion criteria (subsections "a" and "b" of item II of art. 137 of Law no 6404/76). The shareholders of TSU (surviving entity) shall not be entitled to the right to withdrawal, insofar as only the shareholders of the merged company are entitled to said right.

8. As soon as all the appraisals referenced in item 6 above have been completed, the Boards of Directors of TND and TSU will review a final draft of the Agreement and Justification of Merger executed on May 31, 2004. If those Boards of Directors approve the final draft, a new notice of Material Fact will be published, pursuant to Instruction CVM no 319/99, containing all the information required for the deliberation on the captioned merger. Similarly, Special Shareholders' Meetings of TND and TSU will be called to review the final draft of the Agreement and Justification of Merger and all other aspects of the merger.

9. The Agreement and Justification of Merger, as currently drafted, and the economic appraisal report prepared by Banco ABN-AMRO Real S.A. will be available for consultation by the shareholders of TND and TSU at the head offices of TND and TSU indicated hereunder. Similarly, a translation of the F-4 form will also be available for consultation, as of the date of its submittal to the SEC.

-------------------------------------------------------------------------------
COMPANY                              ADDRESS
-------------------------------------------------------------------------------
TELE NORDESTE CELULAR                Av. Ayrton Senna da Silva no 1.633,
PARTICIPACOES S.A.                   Jaboatao dos Guararapes, Pernambuco
-------------------------------------------------------------------------------
TELE CELULAR SUL                     Rua Comendador Araujo no 299, 3rd andar,
PARTICIPACOES S.A.                   Curitiba, Parana
-------------------------------------------------------------------------------

10. The captioned merger will be subject, among other conditions: (i) to the completion of the appraisal reports referenced in item 6 above; (ii) to the approval and execution of a final draft of the Agreement and Justification of Merger executed on May 31, 2004; (iii) to the publication of a notice of Material Fact, with all the details required under CVM Instruction no 319/99;
(iv) to the calling of a Special Shareholders' Meetings of TND and TSU to deliberate on the transaction; (v) to the registration and declaration of the effectiveness of the F-4 form, to be expeditiously filed with SEC, and (vi) to the approval of the transaction by the shareholders representing the majority of the voting capital of TND and TSU, in Special Shareholders' Meetings.

11. The transaction shall be informed to the National Telecommunications Agency-ANATEL for regulatory purposes.

12. The merger is expected to be concluded within the upcoming months, during the second half of 2004. A new Material Fact notice (item 10 (iii) above), as well as the convening of the respective Shareholders' General Meetings of TND and TSU, which shall decide on the merger (item 10 (iv) above) will be timely published. Below is a list of the main planed steps regarding the transaction referred herein:

                                   NEXT STEPS

o    Filing of F-4 Form with SEC.

o    Preparation of special balance sheet as of 06/30/04.

o Meeting of the Boards of Directors of TND and TSU to authorize the signature of the final version of the protocol and justification of merger and to convene the Special Shareholders' Meetings of TND and TSU which shall decide on the Merger.

o Meeting of the Audit Committees of TND and TSU to render an opinion on the Merger transaction.

o Publication of Material Fact Notice including the remaining information on the merger, as provided for in CVM Instruction 319/99 (increase of TSU's capital stock, value of the right of withdrawal, etc.).

o Publication of the summons notice for the Special Shareholders' Meetings of TND and TSU, which shall decide on the Merger.

o    Declaration of Effectiveness of Form F-4 issued by SEC.

o    Special Shareholders' Meetings of TND and TSU to decide on the Merger.

o Publication of the minutes of the Special Shareholders' Meetings of TND and TSU, which decided on the merger (beginning of the term for exercising the right to withdraw by the common shareholders of TND).

o End of the term for exercising the right to withdraw by the common shareholders of TND.

                Jaboatao dos Guararapes e Curitiba, May 31, 2004



                              Walmir Urbano Kesseli
                           Head of Investor Relations
                    TELE NORDESTE CELULAR PARTICIPACOES S.A.



                            Paulo Roberto Cruz Cozza
                           Head of Investor Relations
                       TELE CELULAR SUL PARTICIPACOES S.A.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date:    June 1, 2004

                                   By:     /s/  WALMIR URBANO KESSELI
                                        ----------------------------------------
                                   Name:   Walmir Urbano Kesseli
                                   Title:  Chief Financial Officer